DNB Financial Corporation
4 Brandywine Avenue
Downingtown, PA 19335

July 28, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Acceleration Request
DNB Financial Corporation
Registration Statement on Form S-4
File No. 333-212252

 Ladies and Gentlemen:

Pursuant to the requirements of Rule 461 under the Securities Act of 1933, as amended, DNB Financial Corporation (the "Company") hereby requests that the Registration Statement on Form S-4 referenced above be declared effective as of 4:00 p.m. on Tuesday, August 2, 2016, or as soon thereafter as is practicable.

On behalf of the Company, the undersigned hereby acknowledges the following:

1.            Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.            The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.            The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call our counsel, Thomas L. Hanley of Stradley Ronon at 215.564.8577 with any questions relating to this request and to confirm the effectiveness of the Registration Statement.

DNB Financial Corporation

By:	/s/ William J. Hieb
William J. Hieb
President and Chief Executive Officer